Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Six Months Ended June 30,
	2011		2010
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$873,894		$996,681
Add: Fixed Charges (2)	36,995		17,321
Earnings (1)	$910,889		$1,014,002
Fixed Charges (2)	$36,995		$17,321
Ratio of Earnings to Fixed Charges	24.6	x	58.5	x

(1)    Earnings consist of income before income taxes, noncontrolling interest and equity in income or losses of equity-method investees plus Fixed Charges.
(2)    Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.